Exhibit 99.2

Press Release

Vale on proposal received from Valepar

Rio de Janeiro, May 11th, 2017 — Vale S.A. (“Vale” or the “Company”) informs that, in addition to the material fact disclosed on February 20th, 2017, it received today the final proposal from its controlling shareholder, Valepar S.A. (“Valepar”), as instructed by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR (together, the “Shareholders”), as shareholders of Valepar, which involves Vale’s corporate restructuring, as well as changes in corporate governance aiming to transform Vale into a company without defined control and to enable its listing in the special Novo Mercado segment of the BM&FBOVESPA (the “Proposal”).

The Proposal is binding on the Shareholders, and it is subject to approval by Vale’s corporate bodies.

The transaction envisaged by the Proposal is composed of a series of indivisible and interdependent steps, whose effectiveness is subject to the successful performance of the other steps.  The Proposal comprises, beyond the performance of all acts and procedures imposed by the applicable legal rules and regulations:

(i)             Voluntary conversion of Vale class A preferred shares into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred share, which conversion rate was determined based on the average closing price of the common shares and preferred shares over the 30 trading sessions on the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions (the “Voluntary Conversion”);

(ii)          Amendment of Vale’s bylaws so as to adjust them, to the extent possible, to Novo Mercado rules so Vale may effectively be listed on such special segment (the “Bylaws Amendment”); and

(iii)       The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the Shareholders compared to Valepar’s current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest of other Vale shareholders (the “Merger” and, together with the Voluntary Conversion and the Bylaws Amendment, the “Transaction”).

Pursuant to item “iii” above, the Shareholders will receive 1.2065 Vale common shares for each Valepar share held by them. As a result, Vale will issue 173,543,667 new common shares, all registered and without par value, in favor of the Shareholders. Consequently, Shareholders will own a total of 1,908,980,340 Vale common shares after the Merger of Valepar.

The implementation of the Proposal is subject to (a) the approval of the Proposal, including the Merger of Valepar into Vale, by Vale’s corporate bodies; and (b) the acceptance by at least 54.09% of class A preferred shares of the Voluntary Conversion, as mentioned above, within the maximum term of 45 days from the shareholders’ meeting decision on this matter, resulting in a combined shareholding interest held by the Shareholders of less than 50% of Vale’s total common shares. Valepar and the Shareholders will not exercise their voting right at Vale’s shareholders’ meetings in connection with the approval of the Voluntary Conversion or the Merger of Valepar, as proposed.

On the effective date of the Transaction, if it is approved, the Shareholders, with the exception of Litela Participações S.A., will execute a new Vale Shareholders’ Agreement (“Vale Agreement”), with a term ending November 9, 2020, which will bind 20% of the total number of Vale common shares and aims to provide stability to the Company and adjust its corporate governance structure during the transition period to a new corporate structure without defined control. The Shareholders will also be required, during the period of 6 months from the effective date of the new agreement, not to transfer, by any means, directly or indirectly, Vale shares held as a result of the implementation of the Proposal (the “Lock-Up”), with the exception of (a) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares remain subject to the Lock-Up, and (b) the transfer of shares not subject to the Vale Agreement held by the Shareholders prior to the Transaction.

Vale will keep its shareholders and the market duly informed about the next steps related to the assessment of the Proposal by the Company’s corporate bodies. If approved, the Company estimates that the Proposal will be implemented before the end of the year.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.